

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 4, 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

04030669

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
4 June 2004 – (ASX Announcement & Media Release – Drilling Schedule)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3030 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

The latest available information concerning FAR's exploration drilling schedule is tabled below. Please note that the timing of wells and drilling costs shown in the table is based on the latest available information provided by Operators and is subject to variation.

Well Name:	**Muggles-1**	
Operator:	Apache Energy	
Permit:	WA-254-P Offshore Carnarvon Basin, Australia	
Interest:	10.7%	
Potential:	33.5 million barrels (mean recoverable)	
Timing:	23 June 2004	
Well duration:	6 days	
Depth:	1,454 metres	
Target:	3D defined *M.Australis* stratigraphic pinchout trap	
Rig:	Ensco 56 jack up	
Well cost	A$1.9million (est)	
Well Name:	**Palace Exp. SL 328 #1**	
Operator:	Palace Exploration	
Permit:	State Lease 328, Lake Long Field, Lafourche Parish, Louisiana, USA	
Interest:	5% before casing point 4.1% after casing point	
Potential:	766 Billion cubic feet gas equivalent (recoverable)	
Timing:	Late June 2004	
Well duration:	70-90 days	
Depth:	15,500 feet true vertical depth	
Target:	Primary: *Cib Op Sands* Secondary: *Hollywood Sands* 3D mapped salt supported structural Miocene play	
Rig	Tenders Pending	
Well cost	US$9 million turnkey	

Well Name:	Stokes Bay-1	
Operator:	Gulliver Productions	
Permit:	EP 104 onshore Caning Basin, Australia	
Interest:	8%	
Potential:	80 BCF gas, 10.3 million barrels oil (recoverable)	
Timing:	September 2004	
Well duration:	20-30 days	
Depth:	2,150 metres	
Target:	Fault closed "A"-"D" Sands of Carboniferous Anderson Formation.	
Rig:	Tenders pending	
Well cost:	A$2million (est)	
Well Name:	Eagle-2	
Operator:	Victoria Petroleum	
Permit:	Eagle Oilfield, San Joaquin Basin, California,USA	
Interest:	15% (subject to farm down)	
Potential:	24 million barrels oil 62 BCF gas (Recoverable P_{10})	
Timing:	September 2004	
Well duration:	59 days	
Depth:	14,662 feet	
Target:	2D defined Eocene Gatchell sand stratigraphic pinchout	
Rig:	(well is subject to 2D seismic result and farmout)	
Est.well cost	US$3million (est)	

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au